

SECURITI 05043899 N
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Barkley Bldg., Suite 303 12700 Shelby Road
(No. and Street)

Louisville (City) KY (State) 40243-1599 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. Wells (502) 459-4414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMastus & Dick PLLC
(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza
500 West Jefferson St. (Address) Louisville (City) KY (State) 40202 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEP 02 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Linda C. Sutherland

Notary Public

My Commission Expires April 28 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER INVESTMENT SERVICES, CO.

Financial Statements

Years Ended June 30, 2005 and 2004

ALEXANDER INVESTMENT SERVICES, CO.

Table of Contents



Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Board of Directors
Alexander Investment Services, Co.:

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the Company) as of June 30, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buetow, LeMastus + Dick, PLLC

July 22, 2005

1510 PNC Plaza ◦ 500 West Jefferson Street ◦ Louisville, Kentucky 40202
502.568.6533 ◦ Fax 502.568.6354

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Financial Condition

June 30, 2005 and 2004

Assets	2005	2004
Current assets:		
Cash and cash equivalents	$ 66,445	$ 14,294
Accounts receivable	16,151	10,338
Marketable securities	28,290	31,500
Accrued commission	19,589	21,956
Other current assets	11,407	26,706
Total current assets	141,882	104,794
Furniture and equipment, net	13,291	13,169
Security deposit	3,300	5,333
	$ 158,473	$ 123,296

Liabilities and Stockholders' Equity	2005	2004
Current liabilities:		
Accounts payable	$ 781	$ –
Deferred tax liability	7,954	–
Accrued expenses and other payables	20,411	30,417
Total current liabilities	29,146	30,417
Stockholders' equity:		
Capital stock, common, no par value; Authorized 100,000 shares; issued and outstanding 60,000 shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	138,135	101,687
Total stockholders' equity	129,327	92,879
	$ 158,473	$ 123,296

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Operations

Years ended June 30, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 2,430,308	$ 2,261,378
Retirement plan fees	84,794	93,980
Interest and dividends	2,671	741
Miscellaneous income	177	624
Securities gains	50,910	–
Total revenues	2,568,860	2,356,723
Expenses:		
Bad debts	750	–
Officers' compensation	1,734,359	1,610,213
Salaries, wages and commissions	544,964	532,456
Payroll taxes	22,043	21,015
Insurance	23,531	26,090
Employee retirement plan	25,000	23,000
Advertising	569	318
Depreciation	6,533	5,971
Securities losses	–	8,750
Rent	44,277	29,337
Office supplies	42,566	41,725
Telephone	18,213	15,926
Other expenses	61,653	39,551
Total expenses	2,524,458	2,354,352
Net income before income tax provision	44,402	2,371
Income tax provision	7,954	–
Net income	$ 36,448	$ 2,371

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Changes in Stockholders' Equity

Years ended June 30, 2005 and 2004

	Common Stock		Additional paid-in	Retained	Treasury	
	Shares	Amount	capital	earnings	stock	Total
Balances at June 30, 2003	60,000	$ 1,000	$ 68,882	$ 99,316	$ (78,690)	$ 90,508
Net income	-	-	-	2,371	-	2,371
Balances at June 30, 2004	60,000	1,000	68,882	101,687	(78,690)	92,879
Net income	–	–	–	36,448	–	36,448
Balances at June 30, 2005	60,000	$ 1,000	$ 68,882	$ 138,135	$ (78,690)	$ 129,327

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Cash Flows

Years ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 36,448	$ 2,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,533	5,971
Marketable securities (gain) loss	(50,910)	8,750
Deferred income tax expense	7,954	–
(Increase) decrease in assets:		
Trade accounts receivable	(5,813)	(10,284)
Accrued commissions	2,367	(118)
Other current assets	15,299	1,691
Security deposit	2,033	(3,300)
Increase (decrease) in liabilities:		
Accounts payable	781	(542)
Accrued expenses	(10,006)	8,728
Net cash provided by operating activities	4,686	13,267
Cash flows from investing activities:		
Additions to property and equipment	(6,655)	(9,753)
Proceeds from sale of marketable securities	54,120	–
Net cash provided (used) by investing activities	47,465	(9,753)
Net increase in cash and cash equivalents	52,151	3,514
Cash and cash equivalents at beginning of year	14,294	10,780
Cash and cash equivalents at end of year	$ 66,445	$ 14,294

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business

Alexander Investment Services, Co., (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD).

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting whereby revenues are recognized when earned and expenditures are recognized when incurred.

(b) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Marketable Securities

Marketable securities are carried at market value.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Since 1999, an accelerated method has been used to calculate depreciation. Depreciation in prior years was computed by the straight-line method.

(e) Use of Estimates and Concentration of Credit Risk

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(e) Use of Estimates and Concentration of Credit Risk (Continued)

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

(f) Revenue Recognition

Contingent commissions are recognized when such commissions are received.

(3) Marketable Securities

Marketable securities include investment securities that are publicly offered and valued on a securities exchange or independent publicly quoted market. At June 30, 2005 and 2004 the Company held common stock with a fair market value of $28,290 and $31,500, respectively.

(4) Fixed Assets

Fixed assets consist of the following:

	2005	2004
Furniture	$ 22,184	$ 20,453
Office equipment	132,056	127,132
	154,240	147,585
Less accumulated depreciation	140,949	134,416
	$ 13,291	$ 13,169

(5) Retirement Plans

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $25,000 and $23,000 for the years ended June 30, 2005 and 2004, respectively.

(Continued)

(6) Income Taxes

Income tax provision attributable to net income before income taxes for the years ended June 30, 2005 and 2004 consists of:

	2005	2004
Current income tax provision:		
Federal	$ –	$ –
State	–	–
	–	–
Deferred income tax provision:		
Federal	$ 5,681	$ –
State	2,273	–
	7,954	–
Total income tax provision	$ 7,954	$ –

Income tax provision attributable to earnings before income taxes differs from the amounts computed by applying the anticipated effective U.S. Federal income tax rate of 34 percent to earnings before income taxes as a result of the following:

	2005	2004
Tax provision at expected statutory federal rate	$ 6,999	$ –
Change in valuation allowance	–	–
Nondeductible expenses	240	–
Increase in income tax provision resulting from state and local taxes, net of federal income tax benefit	715	–
	$ 7,954	$ –

(Continued)

(6) Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities consist of the following as of June 30, 2005 and 2004:

		2005		2004
Current tax liability:				
Adjustment to cash basis on income tax return	$	5,450	$	–
Depreciation		658		–
Unrealized appreciation		1,846		–
	$	7,954	$	–

(7) Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2008. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $44,277 and $29,337 for the years ended June 30, 2005 and 2004, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2006	$	39,600
2007		39,600
2008		3,300
	$	82,500

(8) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2005 and 2004 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

(Continued)

ALEXANDER INVESTMENT SERVICES, CO.

Notes to Financial Statements

June 30, 2005 and 2004

(8) Net Capital Rule (Continued)

	2005	2004
Aggregate indebtedness	$ 29,146	$ 30,417
Net capital:		
Stockholders' Equity	129,327	92,879
Nonallowable assets:		
Furniture and equipment, net	(13,291)	(13,169)
Accounts receivable	(16,151)	(10,338)
Other assets	(14,707)	(7,039)
Net capital	85,178	62,333
Haircuts on securities:		
Money market funds	(27)	(8)
Other securities	(4,244)	(4,725)
Undue concentration	(2,529)	(3,790)
Net capital	$ 78,378	$ 53,810
Ratio of aggregate indebtedness to net capital	.3719	.5653

In addition, there are no liabilities subordinated to general creditors as of June 30, 2005 or 2004.

(9) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2005 and 2004.

ALEXANDER INVESTMENT SERVICES, CO.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
and
Statement Regarding Liabilities Subordinated to General Creditors

As of June 30, 2005

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2005 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2005
Aggregate indebtedness	$ 29,146
Net capital:	
Stockholders' Equity	129,327
Nonallowable assets:	
Furniture and equipment	(13,291)
Accounts receivable	(16,151)
Other assets	(14,707)
Net capital	85,178
Haircuts on securities:	
Money market funds	(27)
Other securities	(4,244)
Undue concentration	(2,529)
Net capital	$ 78,378
Ratio of aggregate indebtedness to net capital	.3719

In addition, there are no liabilities subordinated to general creditors as of June 30, 2005.



Buetow, LeMastus & Dick PLLC

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Alexander Investment Services, Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Alexander Investment Services, Co. (the Company) for the years ended June 30, 2005 and June 30, 2004, we considered its internal control structure, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202
502.568.6533 • Fax 502.568.6354

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 and 2004 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buxton, Le Masters + Rich, PLLC

July 22, 2005